Dundee Corporation Reports 2005 Results

FOR IMMEDIATE RELEASE

March 31, 2006 – Dundee Corporation (DBC.SV.A – TSX) is reporting its financial results as at and for the year ended December 31, 2005.  The audited consolidated financial statements, along with Management’s Discussion and Analysis as at and for the year ended December 31, 2005 will be filed on March 31, 2006.  Interested parties may access these statements at www.sedar.com or www.dundeecorporation.com.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Ned Goodman

President and Chief Executive Officer

(416) 365-5665

 or

Dundee Corporation

Joanne Ferstman

Executive Vice President and

Chief Financial Officer

(416) 365-5010